October 18, 2001


                For media inquiries:              For financial inquiries:
                Katherine Taylor                  John Hecht
                Investor Relations Manager        Chief Financial Officer
                815-961-7164                      815-961-2787

            AMCORE FINANCIAL, INC. REPORTS RECORD EARNINGS PER SHARE NET INTEREST MARGIN IMPROVES 23 BASIS POINTS FROM A YEAR AGO

     ROCKFORD, IL -- AMCORE Financial, Inc. (Nasdaq: AMFI) reported record earnings per diluted share of $0.42 for the third quarter of 2001, up 5 percent from $0.40 in the third quarter a year ago. This beat the previous record of $0.41 in the fourth quarter of 1999.

     During the third quarter of 2001, the net interest margin improved to 3.49 percent, a 23 basis point increase compared to the same quarter a year ago and a 17 basis point increase when compared to the second quarter of 2001.

     "This was a strong quarter for us and reflects the benefits of our previous balance sheet restructuring and the low interest rate environment," said Robert
J. Meuleman, chairman and chief executive officer. "We expect margin improvement to continue throughout the remainder of the year and expect our new deposit initiatives to have a favorable impact, too."

     Also during the third quarter, there were improvements in asset quality and coverage ratios when compared to the second quarter of 2001. "We are encouraged by the improvements in our asset quality from the previous quarters, and remain cautiously optimistic in our future outlook," said Meuleman. "While we don't believe that the terrorist attacks on September 11 have had any direct impact on our borrowers, the indirect effects of that event as well as the current economic downturn will probably impact some of our borrowers, consequently we have strengthened our reserve levels."

     HIGHLIGHTS
     ----------

     o Diluted earnings per share in the third quarter of 2001, after an extraordinary charge, were $0.42 compared to $0.40 in the third quarter of 2000.

     o The extraordinary charge of $204,000 net of tax, or $0.01 per share, relates to the early extinguishment of long-term borrowings during the quarter.

     o Net income before the extraordinary charge was $10.9 million, up $143,000 or 1.3 percent, from the third quarter of 2000.

     o The pre-tax gain on the sale of the Gridley branch was $1.8 million. This was the last of seven branches sold totaling $171 million in deposits and $65 million in loans and resulting in a pre-tax gain of $10.5 million, year-to-date.

     o Core deposits increased $95 million, or 4.2 percent, from the same period last year after adjustments for the sale of seven branches during this year.

     o Mortgage revenues, excluding an impairment charge of $906,000, increased 23 percent over the third quarter of 2000.

     o Trust and asset management revenues decreased 10 percent to $6.7 million from $7.5 million during the same period a year ago.

     o During the third quarter, 743,000 shares were repurchased at an average price of $22.21.

     EARNINGS SUMMARY
     ----------------

     Average earning assets decreased $422 million, or 10.4 percent, contributing to a $1.1 million decrease in net interest income. Average loans decreased 9.5 percent, or $260 million, to $2.5 billion, while average securities balances decreased $167 million. The decrease in average loans was the result of a decline in residential real estate loans of $163 million due to refinancings and securitizations. In addition, $65 million in loans were sold in the branch sales. As a result, net income for the third quarter of $10.7 million, was essentially flat compared to the same quarter a year ago.

     The net interest margin increased 23 basis points to 3.49 percent from 3.26 percent in the third quarter of 2000 and increased 17 basis points from the second quarter of 2001. "Our margins are improving and are expected to continue to improve in the fourth quarter," said Meuleman. "This reflects the sale of lower margin assets in the branch sales and significant decreases in funding costs including major reductions in wholesale borrowings."

     When compared to the third quarter of 2000, AMCORE has reduced average wholesale funding by $259 million, including brokered CDs. During this same period, the Company also funded approximately $100 million in net liabilities assumed in the branch sale transactions. Included in the reduction was the retirement of $15 million in capital trust preferred securities with a coupon rate of 9.35 percent.

     Over the last year, core deposits grew $95 million or 4.2% after adjustment for the branch sale transactions. "One of our primary strategic initiatives is the expansion of our core deposit business with an emphasis on acquiring the primary checking account relationship," said Meuleman. "This focus is critical to our long-term success and should result in improved margins and greater opportunities to cross-sell other products and services."

     Mortgage revenues, excluding the servicing right impairment charge of $906,000, were up 23 percent, or $338,000, compared to the same quarter a year ago. The current interest rate environment has resulted in very strong levels of mortgage refinancing activity. During the third quarter, mortgage applications totaled $188.7 million compared to $51.3 million during the same quarter a year ago. Of the total third quarter closings, 64 percent were due to refinancings. "In the low interest rate environment, we expect current refinance activity to remain strong through year end," said Meuleman.

     Trust and asset management revenues decreased $754,000, or 10 percent, to $6.7 million in the third quarter of 2001 compared to $7.5 million in the third quarter of 2000. "The volatile markets have had an adverse impact on our asset management business, particularly equity market values upon which our fees are partially based," said Meuleman.

     Other non-interest income included a $1 million gain from cash received on the merger of an ATM service provider. This led to a $453,000 increase compared to the same quarter in 2000 which included a $697,000 gain on the sale of auto loans.

     Total operating expenses increased 1 percent from a year ago, or $405,000, to $29.4 million. The increase included volume driven mortgage processing expenses and promotional costs related to the free-checking initiative.

     ASSET QUALITY AND RESERVES
     --------------------------

     During the quarter, AMCORE increased provision for loan losses by $2 million compared to the same period a year ago. "While our loan loss provision was significantly lower than the second quarter of 2001, reflecting an improvement in our loan quality, we increased our allowance for loan losses approximately $1.1 million this quarter to reflect the probable indirect effects of the September 11th terrorist attacks and the current economic downturn," said Meuleman.

     The allowance for loan losses to loans increased to 1.37 percent at September 30, 2001 up from 1.08 percent at September 30, 2000 and 1.32 percent at June 30, 2001. Allowance coverage of non-performing loans increased to 128.6 percent compared to 118.8 percent at September 30, 2000 and 102.8 percent at June 30, 2001. Total non-performing assets at September 30, 2001 were $30.9 million, or 0.77 percent of total assets compared to $34.8 million or 0.86 percent at June 30, 2001. Net charge-offs represented 54 basis points annualized of average loans for the third quarter of 2001 compared to 56 basis points in the second quarter of 2001.

     OUTLOOK
     -------

     "We are pleased with the improvements in our margin this quarter, which shows the results of our balance sheet restructuring in previous quarters," said Meuleman. "In this current interest rate environment, we expect to see continued improvements in our margins through year-end and into early 2002, particularly as higher cost deposits and other borrowings reprice at lower levels."

     "Our mission for the remainder of the year is to focus on our deposit initiatives, which fits our strategy of continuing to reduce our risk and lower our cost of funds. We recently launched an internal campaign to solicit customers' primary checking accounts, which will help us deepen our customer relationships and will offer opportunities for the cross-sales of additional products."

     AMCORE Financial, Inc. is the bank distinguished by high performance asset management and the delivery of tailored products to business customers in selected high growth Midwestern markets. The Company is headquartered in northern Illinois with investment assets under administration of $4.6 billion and banking assets of $4 billion with 63 locations in Illinois, Wisconsin and Iowa.

     In addition to its banking subsidiary, the company has two financial services companies: AMCORE Mortgage, Inc. and AMCORE Investment Group. AMCORE Mortgage provides a variety of mortgage lending products and services to individuals. AMCORE Investment Group provides the following services: trust, brokerage, investment management, mutual fund administration, employee benefit plan record keeping and is the investment advisor for the Vintage family of mutual funds.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE'S management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "may", "will" or similar expressions are forward looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any of them in light of new information or future events.

Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors
- many of which are beyond the ability of the company to control or predict - could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers; (IV) inability to carry out marketing and/or expansion plans; (V) loss of key executives or personnel; (VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations; (IX) unanticipated changes in industry trends;
(X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XIV) technological changes; (XV) changes in accounting principles generally accepted in the United States of America; and (XVI) inability of third-party vendors to perform critical services to the company or its customers.

     AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial, Inc. can be found at the company's website at http://www.AMCORE.com and at www.VintageFunds.com.

                             AMCORE Financial, Inc.
                     CONSOLIDATED KEY FINANCIAL DATA SUMMARY

(dollars in thousands)                           Quarter Ended                  Nine Months Ended       Trailing Twelve Months Ended
                                      ----------------------------------- ----------------------------- ----------------------------
                                        September 30,   Percent  June 30,     September 30,     Percent    September 30,     Percent
Key Financial Highlights & Ratios (A)   2001     2000   Change    2001      2001       2000     Change    2001       2000    Change
------------------------------------------------------------------------- ----------------------------- ----------------------------
Net revenues (B)...................   $48,697  $46,671   4.3%   $51,695   $145,911   $140,851    3.6%   $191,322   $189,361    1.0%
Net interest income (FTE)..........    31,880   33,181  (3.9%)   31,333     94,556    102,704   (7.9%)   125,860    138,587   (9.2%)
Operating expenses.................    29,412   29,007   1.4%    31,267     90,601     88,185    2.7%    119,529    116,676    2.4%
Net income.........................    10,743   10,804  (0.6%)    9,762     30,699     32,572   (5.8%)    41,210     44,322   (7.0%)
Diluted earnings per share.........      0.42     0.40   5.0%      0.38       1.18       1.19   (0.8%)      1.58       1.60   (1.3%)
Cash dividends per share...........      0.16     0.16   0.0%      0.16       0.48       0.48    0.0%       0.64       0.62    3.2%
Book value per share...............     12.55    11.05  13.6%     12.24

Shares outstanding (in thousands)
   Average diluted.................    25,640   27,166  (5.6%)   25,967     25,966     27,465   (5.5%)
   Ending..........................    24,962   26,590  (6.1%)   25,610

Return on average assets...........     1.10%    0.99%  0.11%     0.96%      1.01%      1.00%   0.01%
Return on average equity...........    13.79%   14.72% (0.93%)   12.50%     13.10%     15.18%  (2.08%)
Net interest margin (FTE)..........     3.49%    3.26%  0.23%     3.32%      3.35%      3.34%   0.01%
Efficiency Ratio (FTE) (C) ........    60.30%   59.08%  1.22%    63.17%     61.86%     59.41%   2.45%

(A) All ratios are calculated using net income from operations.
(B) Includes net security gains (losses).
(C) 2001 Ratios also exclude branch gains, portfolio restructuring and severance expense.

                                                Quarter Ended                      Nine Months Ended
                                     -------------------------------------- --------------------------------
                                       September 30,      Percent  June 30,      September 30,      Percent
Income Statement                        2001      2000    Change     2001       2001       2000     Change
--------------------------------------------------------------------------- --------------------------------
Interest income.....................  $68,368   $81,448   (16.1%)  $72,107    $216,101   $241,203    (10.4%)
Interest expense....................   38,476    50,494   (23.8%)   42,872     127,748    145,262    (12.1%)
                                     -------------------------------------- --------------------------------
   Net interest income..............   29,892    30,954    (3.4%)   29,235      88,353     95,941     (7.9%)
Provision for loan and lease losses.    4,656     2,640    76.4%     7,557      14,369      7,370     95.0%
Non-interest income:
   Trust & asset management income..    6,737     7,491   (10.1%)    6,835      20,354     22,666    (10.2%)
   Service charges on deposits......    3,950     2,932    34.7%     3,734      10,758      8,327     29.2%
   Mortgage revenues................      898     1,466   (38.7%)    1,855       4,194      3,114     34.7%
   Bank owned life insurance income.    1,505       639   135.5%     1,386       3,935      1,181    233.2%
   Gain on branch sales.............    1,803         -      N/M     8,695      10,498          -       N/M
   Other............................    3,603     3,150    14.4%     2,227       9,039      8,487      6.5%
                                     -------------------------------------- --------------------------------
      Total non-interest income.....   18,496    15,678    18.0%    24,732      58,778     43,775     34.3%
Net security gains (losses).........      309        39   692.3%    (2,272)     (1,220)     1,135   (207.5%)
Operating expenses:
   Personnel costs..................   16,838    16,791     0.3%    17,457      50,967     50,011      1.9%
   Net occupancy expense............    1,825     1,950    (6.4%)    1,798       5,685      5,502      3.3%
   Equipment expense................    1,818     1,988    (8.6%)    2,014       5,992      6,452     (7.1%)
   Data processing expense..........    1,516     1,428     6.2%     1,486       4,518      4,466      1.2%
   Professional fees................      732       918   (20.3%)    1,036       2,884      2,987     (3.4%)
   Advertising & business development   1,021       863    18.3%     1,289       3,146      3,005      4.7%
   Amortization of intangible assets      510       529    (3.6%)      534       1,595      1,586      0.6%
   Communication expense............      929       951    (2.3%)    1,003       2,976      2,993     (0.6%)
   Other............................    4,223     3,589    17.7%     4,650      12,838     11,183     14.8%
                                     -------------------------------------- --------------------------------
      Total operating expenses......   29,412    29,007     1.4%    31,267      90,601     88,185      2.7%
                                     -------------------------------------- --------------------------------
Income before income taxes..........   14,629    15,024    (2.6%)   12,871      40,941     45,296     (9.6%)
Income taxes........................    3,682     4,220   (12.7%)    3,109      10,263     12,724    (19.3%)
                                     -------------------------------------- --------------------------------
Net income from operations..........  $10,947   $10,804     1.3%    $9,762     $30,678    $32,572     (5.8%)
Extinguishment of debt, net of tax..     (204)        -      N/M         -        (204)         -       N/M
Accounting changes, net of tax......        -         -        -         -         225          -       N/M
                                     -------------------------------------- --------------------------------
Net income..........................  $10,743   $10,804    (0.6%)   $9,762     $30,699    $32,572     (5.8%)
                                    ======================================= ================================


Segment Earnings
  Banking...........................  $11,084   $10,003    10.8%    $9,638     $30,881    $31,084     (0.7%)
  Trust & Asset Management..........      899     1,467   (38.7%)      978       2,726      4,335    (37.1%)
  Mortgage Banking..................      208       413   (49.6%)      492       1,230      1,085     13.4%
  Other.............................   (1,448)   (1,079)   34.2%    (1,346)     (4,138)    (3,932)     5.2%
                                    --------------------------------------- --------------------------------
Total Segments......................  $10,743   $10,804    (0.6%)   $9,762     $30,699    $32,572     (5.8%)
                                    ======================================= ================================

AMCORE Financial, Inc.

                                                       Quarter Ended September 30,               Nine Months Ended September 30,
                                                ------------------------------------------------------------------------------------
                                                       2001                  2000                  2001                   2000
                                                ------------------------------------------------------------------------------------
(dollars in thousands)               Ending      Average   Yield/     Average   Yield/      Average    Yield/      Average    Yield/
                                     Balance     Balance    Rate      Balance    Rate       Balance     Rate       Balance     Rate
------------------------------------------------------------------------------------------------------------------------------------
Assets:
   Taxable securities............   $ 893,521   $ 834,924   6.45%    $ 969,184   6.88%     $ 887,045    6.67%     $ 995,903   6.91%
   Tax-exempt securities (FTE)...     259,443     264,719   7.75%      297,188   7.68%       277,135    7.70%       301,030   7.68%
   Other earning assets..........       6,761      27,707   3.44%       20,239   6.70%        27,557    4.60%        18,000   6.33%
   Loans held for sale...........      50,880      43,017   6.97%       45,932   9.05%.       39,882    6.89%        25,130   8.71%
   Gross loans and leases (FTE)..   2,483,773   2,480,371   8.07%    2,740,658   8.69%     2,534,131    8.32%     2,763,162   8.51%
                                  --------------------------------------------------------------------------------------------------
      Total Earning Assets (FTE).  $3,694,378  $3,650,738   7.67%  $ 4,073,201   8.19%   $ 3,765,750    7.88%   $ 4,103,225   8.07%
   Intangible assets.............      16,435      16,680               17,460                17,159                 17,778
   Other non-earning assets......     324,233     298,501              233,609               292,120                214,478
                                  --------------------------------------------------------------------------------------------------
Total Assets.....................  $4,035,046  $3,965,919          $ 4,324,270           $ 4,075,029            $ 4,335,481
                                 ===================================================================================================
Liabilities & Stockholders' Equity:
   Interest bearing deposits.....  $2,542,996  $2,526,311   4.53%  $ 2,718,006   5.26%   $ 2,608,881    4.90%   $ 2,719,350   5.04%
   Non-interest bearing deposits.     358,359     338,327              352,189               342,988                359,552
                                  --------------------------------------------------------------------------------------------------
      Total Deposits.............   2,901,355   2,864,638            3,070,195             2,951,869              3,078,902
                                  --------------------------------------------------------------------------------------------------
   Short-term borrowings.........     484,758     423,805   4.92%      570,567   6.45%       440,880    5.65%       591,436   6.21%
   Long-term borrowings..........     268,247     291,464   5.97%      330,196   6.37%       295,568    6.06%       320,637   6.29%
                                  --------------------------------------------------------------------------------------------------
      Total Interest Bearing
      Liabilities................  $3,296,001  $3,241,580   4.71%  $ 3,618,769   5.55%   $ 3,345,329    5.11%   $ 3,631,423   5.34%
   Other liabilities.............      67,519      70,974               61,256                73,528                 57,800
                                  --------------------------------------------------------------------------------------------------
      Total Liabilities..........  $3,721,879  $3,650,881          $ 4,032,214           $ 3,761,845            $ 4,048,775
      Stockholders' Equity.......     313,167     315,038              292,056               313,184                286,706
                                  --------------------------------------------------------------------------------------------------
Total Liabilities & Stockholders'
Equity...........................  $4,035,046  $3,965,919          $ 4,324,270           $ 4,075,029            $ 4,335,481
                                 ===================================================================================================

                                     -------------------------------------------------------------------------------------------
                                                           Quarter Ended                              Nine Months Ended
                                     -------------------------------------------------------------------------------------------
                                         September 30,       Percent    June 30,    Percent       September 30,         Percent
Asset Quality                          2001         2000     Change      2001       Change      2001         2000       Change
--------------------------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses.... $ 34,137     $ 29,013    17.7%      $ 33,006     3.4%
Net charge-offs.....................    3,405        3,173     7.3%         3,547    (4.0%)    $ 8,510     $ 6,148       38.4%
Net charge-offs to average loans (D)     0.54%        0.46%    0.08%         0.56%   (0.02%)      0.45%       0.30%      0.15%

Non-performing assets:
   Non-performing loans - nonaccrual $ 26,537     $ 24,421     8.7%      $ 32,116   (17.4%)
   Foreclosed real estate (OREO)....    3,076        2,522    22.0%         1,960    56.9%
   Other foreclosed assets..........    1,315        1,404    (6.3%)          736    78.7%
                                     -------------------------------------------- --------
      Total non-performing assets... $ 30,928     $ 28,347     9.1%      $ 34,812   (11.2%)
                                     ============================================ ========

Loans 90 days past due & still
accruing............................ $ 17,995     $ 11,907    51.1%      $ 16,182    11.2%

(D) On an annualized basis.

                                                 September 30,                                  June 30,
Key Asset Quality Ratios                   2001                2000          Change               2001
-----------------------------------------------------------------------------------------------------------
   Allowance to ending loans.............  1.37%               1.08%          0.29%               1.32%
   Allowance to non-performing loans..... 128.64%            118.80%          9.84%             102.77%
   Non-performing loans to loans.........  1.07%               0.91%          0.16%               1.28%
   Non-performing assets to loans & OREO.  1.24%               1.05%          0.19%               1.39%
   Non-performing assets to total assets.  0.77%               0.66%          0.11%               0.86%

Capital Adequacy
---------------------------------------------------------------------------------------
  Total risk-based capital............... 11.76%              12.35%         (0.59%)
  Tier 1 risk-based capital.............. 10.60%              11.37%         (0.77%)
  Leverage ratio.........................  7.86%               7.82%          0.04%